Exhibit 99.1

November 13, 2015

Alcobra Ltd. Prices Public Offering of Ordinary Shares

Tel Aviv, Israel – November 13, 2015– Alcobra Ltd. (NasdaqGM: ADHD) announced the pricing of its previously announced underwritten public offering of 6,175,000 ordinary shares at an offering price of $6.50 per share. Gross proceeds from the sale of the shares by Alcobra before underwriting discounts and commissions and other offering expenses are expected to be approximately $40.1 million. In connection with the offering, Alcobra has also granted the underwriters a 30-day option to purchase up to an additional 926,250 ordinary shares. The offering is expected to close on or about November 18, 2015, subject to customary closing conditions. Alcobra plans to use the net proceeds from the offering to fund its future clinical development program and for general corporate purposes.

Jefferies LLC and Barclays Capital Inc. are acting as joint book-running managers for the offering. Oppenheimer & Co. Inc., Roth Capital Partners, LLC and Cantor Fitzgerald & Co. are acting as co-managers for the offering.

The shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-197411) filed pursuant to the Securities Act of 1933, as amended, which was previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). A prospectus supplement related to the filing will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, or by telephone at (877) 547-6340 or by e-mail at prospectus_department@jefferies.com, or by contacting Barclays Capital Inc., Attention: Broadridge Financial Solutions,1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive disorders including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome (FXS).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the Company’s public offering, its anticipated closing date and planned use of the net proceeds from the offering. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in Alcobra’s prospectus supplement and in Alcobra's Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.